

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Tie Li
Chief Financial Officer
Li Auto, Inc.
11 Wenliang Street
Shunyi District , Beijing 101399
People's Republic of China

> **Re: Li Auto, Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 19, 2022**
> **Response dated August 26, 2022**
> **File No. 001-39407**

Dear Mr. Li:

We have reviewed your August 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Part I
General, page 1

1.   We note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in China. We also note that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that under the agreement, the PCAOB will be required to reassess its determinations by the end of 2022. In future filings please ensure that your disclosure reflects the current regulatory landscape related to the Statement of Protocol, whether your auditor is subject to the PCAOB's reassessed determinations, and whether and how the HFCAA and related

regulations will affect your company.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Kevin Stertzel, Staff Accountant at 202-551-3723 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing